UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES ACT OF 1934.

Commission File Number: 000-28571

Gold Entertainment Group, Inc.
(Exact name of registrant as specified in its charter)

2805 East Oakland Park Blvd., PMB 363, Ft. Lauderdale, Florida 33306, (877) 320-7856
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock, $0.001 Par Value
(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remain)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i) Rule 12g-4(a)(1)(ii) Rule 12g-4(a)(2)(i) Rule 12g-4(a)(2)(ii)	[X] [_] [_] [_]	Rule 12h-3(b)(1)(i) Rule 12g-3(b)(1)(ii) Rule 12g-3(b)(2)(i) Rule 12g-3(b)(2)(ii) Rule 15d-6	[_] [_] [_] [_] [_]

Approximate number of holders of record as of the certification or notice date: 53

Pursuant to the requirements of the Securities Exchange Act of 1934 Gold Entertainment Group, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized persons.

Date: February 13, 2004	By: /s/ Hamon Francis Fytton Hamon Francis Fytton, President and Director